FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated June 6, 2014 regarding delisting of A.F.P. Provida’s American Depositary Shares

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile –June 6, 2014

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Please be advised that on June 6, 2014, the Board of Directors of AFP Provida approved a resolution to delist its American Depositary Shares ("ADSs") from the New York Stock Exchange ("NYSE") and to terminate its American Depositary Receipt ("ADR") program.

On the same date, pursuant to the Deposit Agreement, dated as of November 22, 1994, as amended (the "Deposit Agreement"), AFP Provida provided written notice to The Bank of New York Mellon ("BNYM" or the "Depositary") of the termination of its ADR program. Consequently and in accordance with the Deposit Agreement, BNYM will provide 90 days' notice of termination of the Deposit Agreement to all holders of record of ADSs. ADS holders may surrender their ADSs in exchange for the underlying Common Shares of AFP Provida. After the termination of the Deposit Agreement, the Depositary will discontinue the registration of transfers of ADSs and suspend the distribution of dividends to holders of ADSs. As soon as practicable after the end of the six-month period following termination of the ADR program, the Depositary will sell the Common Shares underlying any ADSs that have not then been surrendered. The Depositary shall thereafter hold un-invested the net proceeds of any such sale, for the pro-rata benefit of the holders of any such outstanding ADSs.

Upon termination of the ADR program, AFP Provida will provide written notice to the NYSE of its intent to delist its securities in the U.S. AFP Provida plans to file the related Form 25 with the Securities and Exchange Commission (the “SEC”) shortly thereafter and expects the delisting to become effective ten days after such filing, after which AFP Provida's ADSs will no longer be traded on the NYSE. AFP Provida's Common Shares will continue to be traded on the Santiago Stock Exchange, Valparaíso Stock Exchange and Electronic Stock Exchange.  The main purpose for the foregoing actions is to obtain efficiencies in AFP Provida’s financial reporting and administrative costs. The Board of Directors of AFP Provida also considered that, as of June 4, 2014, only approximately 3.9% of the total issued Common Shares of AFP Provida were represented in ADSs.

AFP Provida will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) until such time as it can terminate its registration under the Exchange Act. Once the delisting has become effective and AFP Provida meets the criteria for terminating its reporting obligations under the Exchange Act, AFP Provida intends to file Form 15F with the SEC in order to deregister all classes of its securities registered in the U.S. Immediately upon filing Form 15F, AFP Provida's legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

AFP Provida reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

1

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe", "expect", "estimate", "project", "anticipate", "should", "intend", "probability", "risk", "target", "goal", "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP Provida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	June 6, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	June 6, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer